20003963

S.

Washington, ...

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-11345

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING Jan 1, 2019 (MM/DD/YY) AND ENDING Dec 31, 2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wachtel & Co Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1701 K Street, NW # 615

(No. and Street)

Washington	DC	20006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Wendie L. Wachtel — 202-898-1144

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TGM Group LLC, Certified Public Accountants

(Name – *if individual, state last, first, middle name*)

955 Mt. Hermon Road	Salisbury	MD	21804
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing

MAR 03 2020

Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Bonnie K. Wachtel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wachtel & Co Inc, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO Exceptions

WENDIE L. WACHTEL NOTARY PUBLIC EXP. 11-14-21 DISTRICT OF COLUMBIA

[signature]
Signature

Bonnie K. Wachtel, CEO
Title

[signature]
Notary Public

WENDIE L. WACHTEL
NOTARY PUBLIC DISTRICT OF COLUMBIA
My Commission Expires November 14, 2021

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Wachtel & Co., Inc.

Financial Statements and

Independent Auditors' Report

Year Ended December 31, 2019

Wachtel & Co., Inc.
Financial Statements
Year Ended December 31, 2019

Herbert J. Geary III
Corey N. Duncan
Roy J. Geiser
Chris A. Hall
Ronald W. Hickman
Craig A. Walter
Mark A. Welsh

TGMGROUP LLC
CERTIFIED PUBLIC ACCOUNTANTS
www.tgmgroupllc.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Wachtel & Co., Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Wachtel & Co., Inc. as of December 31, 2019, and the related statements of income (loss), changes in stockholders' equity, changes in subordinated liabilities, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Wachtel & Co., Inc. as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Wachtel & Co., Inc.'s management. Our responsibility is to express an opinion on Wachtel & Co., Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Wachtel & Co., Inc. in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information listed below has been subjected to audit procedures performed in conjunction with the audit of Wachtel & Co., Inc.'s financial statements.

- Computation of Net Capital Pursuant to SEC Rule 15c3-1
- Computation of Reserve Requirements Pursuant to SEC Rule 15c3-3
- Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3
- Reconciliation of the Computation of Net Capital under SEC Rule 15c3-1 and the Computation of Reserve Requirements under SEC Rule 15c3-3

The supplemental information is the responsibility of Wachtel & Co., Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

TPTM Group LLC

We have served as Wachtel & Co., Inc.'s auditor since 2017.

Salisbury, Maryland
February 17, 2020

Wachtel & Co., Inc.
Statement of Financial Condition
December 31, 2019

Assets		
Cash	$	480,167
Cash and securities segregated under SEC regulations		87,213
Securities owned - investment account		1,010,532
Securities owned - trading account		3,703,277
Clearing deposits		181,151
Other receivables		0
Lease – Right of Use (present value)		135,360
Prepaid expenses		1,040
Prepaid income taxes		0
Net fixed assets & security deposit		4,491
Total Assets	$	5,603,231
Liabilities		
Accounts payable and accrued expenses	$	8,000
Lease Liability (present value)		137,267
Income Taxes payable		0
Payable to stockholders		0
Deferred tax liability		254,837
Total Liabilities	$	400,104
Stockholders' Equity		
Capital stock, $1 par; 100,000 authorized, 56,192 shares outstanding		56,192
Additional paid in capital		969,312
Retained earnings		4,177,623
Total Stockholders' Equity		5,203,127
Total Liabilities and Stockholders' Equity	$	5,603,231

See Notes to Financial Statements

Wachtel & Co., Inc.
Statement of Income (Loss)
Year Ended December 31, 2019

Revenues		
Commissions	$	0
Net Trading Account Gain (Loss)		168,868
Investment Account Realized Gain (Loss)		0
Investment Account Unrealized Gain (Loss)		51,412
Interest		108,081
Dividends		28,400
Mutual Funds		13,030
Consulting Fees		157,500
Other		0
Total Revenues		527,291
Expenses		
Accounting and professional services		11,851
Advertising		0
Clearing charges		14,549
Communications & Technology		18,394
Consulting fees		230,000
Dues and licenses		1,601
Health benefits		41,785
Insurance		1,663
Miscellaneous		0
Office expense		9,442
Officers' salaries		60,000
Pension contribution		0
Regulatory fees		3,183
Rental Lease Expense		37,369
Salaries		0
Taxes, Payroll - DUCB - FUTA		5,184
Travel and transportation		2,883
Total Expenses		437,904
Income before taxes		89,387
Provision for income taxes		(15,858)
Net Income (Loss)	$	73,529

See Notes to Financial Statements

Wachtel & Co., Inc.

Statement of Changes in Stockholders' Equity

Year Ended December 31, 2019

	Capital	Paid-in Capital	Retained Earnings
Balances at December 31, 2018	$ 56,192	$ 969,312	$ 4,104,094
Net Income (Loss)	0	0	73,529
Balances at December 31, 2019	$ 56,192	$ 969,312	$ 4,177,623

See Notes to Financial Statements

Wachtel & Co., Inc.

Statement of Changes in Subordinated Liabilities

Year Ended December 31, 2019

Subordinated Borrowings as of January 1, 2019	$	0
Change in Subordinated Borrowings		0
Subordinated Borrowings as of December 31, 2019	$	0

See Notes to Financial Statements

Wachtel & Co., Inc.
Statement of Cash Flows
Year Ended December 31, 2019

Cash Flows from Operations	
Interest received	$ 108,081
Fees and commissions received	170,530
Net cash flow to purchase and sell securities	186,691
Dividends received	28,400
Cash paid to suppliers and employees	(408,920)
Cash paid to Customers, Brokers & Shareholders	0
Clearing Deposits (paid) received	(291)
Lease Payments	(35,462)
Taxes paid (net)	5,732
Net cash from operations	54,761
Cash Flows from Investing	
Proceeds from sale of Investment Securities	0
Net Cash from Investing	0
Net cash from operations & investing	54,761
Cash and Cash Equivalents at beginning of year	512,619
Cash and Cash Equivalents at end of year	567,380
Net increase in Cash and Cash Equivalents	$ 54,761
Reconciliation of Net Income (Loss) to Net Cash Provided (Used) by Operations	
Net Income (Loss)	$ 73,529
Adjustments to reconcile net income to net cash provided (used) by operations	
Realized Gain on Investment Securities	0
Decrease (increase) in other receivables	0
Decrease (Increase) in prepaid expenses	65
Decrease (Increase) in prepaid taxes	12,700
Decrease (Increase) in deposits	(291)
Decrease (Increase) in investment account value	(51,412)
Decrease (Increase) in trading account	17,823
Decrease (Increase) in lease asset	(135,360)
Increase (Decrease) in accts payable and accrued expenses	(8,450)
Increase (Decrease) in deferred taxes	8,890
Increase (Decrease) in Lease Liability	137,267
Total adjustments	(18,768)
Net Cash Provided (Used) by Operations	$ 54,761

See Notes to Financial Statements

Note 1 – Organization and Nature of Business

The Corporation, incorporated in the District of Columbia, is a securities broker-dealer registered with the Securities and Exchange Commission (SEC), and is a member of the Depository Trust Company and the Financial Industry Regulatory Authority (FINRA). During 2017, the Corporation transferred all customer funds and securities to other advisors and/or custodians. Since 2017, the Corporation has not held any customer funds or securities.

The Corporation does not engage in commodities, options, or foreign exchange transactions.

Note 2 – Summary of Significant Accounting Policies

The accounts of the Corporation are maintained and the financial statements prepared, on the accrual basis of accounting, except for dividends which are recorded as income at the time of receipt.

During 2019, the Corporation charged consulting fees of $157,500 for work related to DTC securities eligibility. Revenue is recognized upon filing of an Eligibility Application. Fees are negotiable and payment due at time of service. There were no contractual assets or liabilities related to consulting fees as of December 31, 2019.

Securities transactions are recorded on a trade date basis.

The Corporation's Investment Account is comprised of securities purchased and held without the intent of short term resale. The Corporation's Trading Account is comprised of securities purchased primarily for the purpose of selling in the near term. Securities are valued at market value and those not readily marketable are valued at fair market value as determined by the Board of Directors. The resulting difference between cost and market (or fair value) is included in income. Realized gain on the Investment Account is determined using FIFO cost. During 2019, there were no sales of Investment Account securities. Gains on Trading Account securities totaled $ 168,868 for the year ended December 31, 2019.

Fixed assets are recorded at cost. Depreciation is provided for using declining balance methods over estimated useful lives ranging from three to five years. Expenditures for maintenance, repairs, and minor renewals are charged to expense as incurred.

Certain transactions of the Corporation may be subject to accounting methods for Federal income tax purposes that differ significantly from the accounting methods used in preparing the financial statements in accordance with generally accepted accounting principles. Accordingly, the taxable income of the Corporation reported for Federal income tax purposes may differ from net income in these financial statements.

Income taxes are provided at appropriate rates on amounts as determined in the statement of income. No current provision for taxes is reported to the extent it applies to an increase in the market value of the Investment Account.

The Corporation follows ASC 740-10 which prescribes when to recognize and how to measure the financial statement effects, if any, of income tax positions taken or expected to be taken on its income tax returns. These rules require management to evaluate the likelihood that, upon examination by relevant taxing jurisdictions, those income tax positions would be sustained.

Based on that evaluation, if it was more than 50% probable that a material amount of income tax would be imposed at the entity level upon examination by the relevant taxing authorities, a liability would be recognized in the accompanying balance sheet along with any interest and penalties that would result from that assessment. Should any such penalties and interest be incurred, the Corporation's policy would be to recognize them as operating expenses.

Based on the results of managements' evaluation, there are no such tax positions as of December 31, 2019. Further, no interest or penalties have been accrued or charged to expense as of December 31, 2019.

The Corporation considers all highly liquid investments with original maturity of three months or less at date of purchase to be cash equivalents.

The statement of cash flows includes funds segregated under rule 15c3-3 of the Securities and Exchange Commission (Note 3) as cash and cash equivalents.

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. The results could differ from those estimates.

Note 3 – Cash and Securities Segregated Under SEC Regulations

Funds segregated in Special Reserve accounts for the Benefit of Customers under Rule 15c3-3 of the Securities and Exchange Commission are invested in a money market account at United Bank earning interest of 0.90% with a balance of $77,206, and a money market account at Suntrust Bank earning interest at 0.03% with a balance of $10,007 as of December 31, 2019. The Corporation does not hold customer funds or securities, these reserve accounts remain open at the discretion of management.

Wachtel & Co., Inc.

Notes to Financial Statements

Note 4 – Fair Value Measurements

The Corporation measures on a recurring basis its investments at fair value in accordance with FASB codification "Fair Value Measurements and Disclosures", which provides the framework for measuring fair value. That hierarchy prioritizes the inputs used in determining valuations into three levels. The levels of fair value hierarchy are as follows:

> Level 1: Securities traded on an active market. When available, the Corporation measures fair value using level 1 inputs because they generally provide the most reliable evidence of fair value. Mutual funds are included here.
> Level 2: Securities not traded on an active market but observable market inputs are readily available.
> Level 3: Securities not traded on an active market and observable inputs are not readily available.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used through December 31, 2019.

Equity securities: Value based on quoted market prices at year end.
Money Market Funds: Value based on net asset value (NAV) at year end.
Mutual funds: Value based on net asset value (NAV) at year end.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Corporation believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Corporation does not have any assets or liabilities that it measures fair value on a non-recurring basis.

The following table sets forth by level, within the fair value hierarchy, the Corporation's assets at fair value as of December 31, 2019.

	Level 1	Level 2	Level 3	Total
Equity Securities	$ 1,056,767	$ 0	$ 0	$ 1,056,767
Money Market Funds	1,852,824	0	0	1,852,824
Mutual Funds	1,804,218	0	0	1,804,218
Total Assets at fair value	$ 4,713,809	$ 0	$ 0	$ 4,713,809

Note 5 – Net Fixed Assets

Net fixed assets consist of the following:

Furniture and Equipment	$ 8,208
Automobiles	15,887
	24,095
Less: Accumulated Depreciation ..	(22,506)
Net Fixed Assets	$ 1,589

Note 6 – Transactions with Officers and Stockholders

Amounts receivable and payable to officers and stockholders represent transactions arising in the normal course of business. The amounts are non-interest bearing.

Note 7 – Pension Plan

The Corporation has a discretionary simplified employee pension plan for eligible employees. The total pension expense for the year ended December 31, 2019 was $0.

Note 8 – Concentration of Credit Risk

At times the combined account balances in any one bank are in excess of the $250,000 amount insured by the Federal Deposit Insurance Corporation (FDIC). The Corporation has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

Note 9 – Income Taxes

The provision for federal and state income taxes consists of the following:

Current income taxes		
Federal..................................	$	5,328
Local......................................		1,640
Total current provision.......		6,968
Deferred income taxes...............		8,890
Total provision for taxes.............	$	15,858

Deferred income taxes are principally applicable to the unrecognized gain on the investment account inventory. The Federal and District of Columbia tax returns of the Corporation are subject to examination by the taxing authorities generally for three years after the date filed.

Note 9 – Income Taxes (continued)

On December 22, 2017, the Tax Cuts and Jobs Act (TCJA) was signed into law which, among other things, reduced the corporate income tax rate from a graduated set of rates with a maximum of 35% to a flat 21% beginning with tax years ending December 31, 2018. As required by ASC Topic 740, the Corporation re-measured its deferred income tax assets and liabilities for temporary differences impacting future periods. The cumulative adjustment was recognized in the income tax provision from continuing operations as a discrete item in the period that included the enactment date, December 31, 2017. The Corporation's federal statutory tax rate is now 21%.

Note 10 – Net Capital Requirements

The Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. As of December 31, 2019, the ratio of aggregate indebtedness to net capital was .06 to 1, and net capital of $4,450,516 exceeded capital requirements of $250,000 by $4,200,516.

Note 11 – Lease

The Corporation adopted ASU 2016-02, Leases (Topic 842), on January 1, 2019, using a modified-retrospective approach, whereby no cumulative effect adjustment to the opening balance of retained earnings was required. The Corporation also elected the package of practical expedients, which allowed the Corporation to carry forward the historical lease classifications.

The Corporation leases a single location for its office. The lease was classified as an operating lease. The lease was signed in July 2018 for five years and four months expiring in October 2023. The Corporation has a one-time option to extend the lease for an additional five year period provided the option is exercised at least nine months prior to the expiration of the current lease term. The initial base rent for the extension option will be 100% of the then current market rate. Management does not believe the extension is reasonably certain.

Adoption of this standard resulted in the Corporation recognizing a right of use asset and a corresponding lease liability of $168,330 on January 1, 2019.

Supplemental lease information at or for the year ended December 31, 2019:

Balance Sheet	
Right-of-use asset	$ 135,360
Lease liability	$ 137,267
Income Statement	
Operating lease expense	$ 37,213
Remaining lease term, in months	46
Discount rate	% 2.75
Operating cash flows	35,462

The discount rate is based on the Corporation's incremental borrowing rate as determined by management.

A maturity analysis of the Corporation's lease liabilities at December 31, 2019 was as follows:

2020	$ 36,277
2021	$ 37,274
2022	$ 38,299
2023	$ 32,705
Total lease payments	$ 144,555
Less Interest	$ 7,288
Present Value of Lease	$ 137,267

Note 12 – Commitments, Contingencies & Guarantees - None

Note 13 – Subsequent Events - None

Management has evaluated events through February 17, 2020, the date on which the financial statements were available to be issued.

Wachtel & Co., Inc.

Computation of Net Capital Pursuant to SEC Rule 15c3-1

December 31, 2019

Total Assets	$	5,603,231
Total Liabilities		400,104
Net Worth		5,203,127
Non-Allowable Assets		165,682
Other Deductions		90,000
Allowable Assets		5,347,549
Net Capital before Haircuts		4,947,445
Haircuts		496,929
Adjusted Net Capital		4,450,516
Liabilities Not Included in Aggregate Indebtedness		0
Aggregate Indebtedness		264,744
Calculated Required Capital		17,650
Minimum Required Capital		250,000
Excess Capital	$	4,200,516
Ratio (AI / Net Capital)		.06

See Auditor's Report on Supplemental Information

Wachtel & Co., Inc.

Computation of Cash Reserve Requirement Pursuant to SEC Rule 15c3-3

December 31, 2019

Customer Credit Balances	$	0
Customers' Securities F/R		0
Total Credits		0
Customer Debit Balances (-1%)		0
Customers' Securities F/D..		0
Total Debits...		0
Excess of Credits Over Debits......................................		0
Amount in Reserve a/c (12/31/19)..............................		87,213
January Deposit or (Withdrawal).................................		0
New Balance in Account..		87,213
Excess Deposit Over Requirement..............................	$	87,213

See Auditor's Report on Supplemental Information

Wachtel & Co., Inc.

Information for Possession or Control Requirements under SEC Rule 15c3-3

December 31, 2019

Market Valuation and Number of Items of:

1. Customers' fully paid securities not in Wachtel & Co., Inc.'s possession or control as of December 31, 2019 (for which instructions to reduce possession or control had been issued) but for which the required action was not taken within the time frame specified under rule 15c3-3. (Notes A and B below.)

Number of Items – None Value – None

2. Customers' fully paid securities for which instructions to reduce to possession or control had not been issued as of December 31, 2019, excluding items arising from "temporary lags which result from normal business operations" as permitted under rule 15c3-3. (Notes B and C below.)

Number of Items – None Value – None

Notes

A. There were no customers' fully paid securities required to be in possession or control as of the report date.

B. Since there were no items reported above, they were not subsequently reduced to possession or control.

C. There are no items arising from "temporary lags which result from normal business operations".

See Auditor's Report on Supplemental Information

Wachtel & Co., Inc.

Reconciliation of the Computation of Net Capital Under Rule 15c3-1, and the Computation for Determination of Reserve Requirements Under Rule 15c3-3

December 31, 2019

Net Capital:

Net capital per December 31, 2019 FOCUS report (unaudited)	$ 4, 450,516
Net capital per audited financial statements	4, 450,516
Differences	-

There were no reconciling items between the net capital computation as reported on the December 31, 2019 FOCUS report (unaudited) and the audited financial statements.

Reserve Requirements:

Reserve requirements per December 31, 2019 FOCUS report (unaudited)	$ -
Reserve requirements per audited financial statements	-
Differences	-

There were no reconciling items between the reserve requirements computation as reported on the December 31, 2019 FOCUS report (unaudited) and the audited financial statements.

See Auditor's Report on Supplemental Information

Wachtel & Co., Inc.

1701 K Street, N.W. Suite 615
Washington, DC 20006

202-898-1144

SIPC

Wachtel & Co Inc §§ 240.17a-5(d)(1)(i)(B)(2) Exemption Report

Exemption Report for SEC Rule 15c3-3

For the Year Ending December 31, 2019

For the year ending December 31, 2019, Wachtel & Co Inc, claimed exemption from the governance of SEC Rule 15c3-3 as outlined under paragraph (k) (2) (i).

SEC Rule 15c3-3 paragraph (k) (2) (i) states:

The provisions of this rule shall not be applicable to a broker or dealer: (i) Who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of (name of the broker or dealer)."

At no time during the year ending December 31, 2019, did Wachtel & Co Inc, hold funds or securities for, or owe money or securities to, customers. Wachtel & Co Inc qualified at all times during the year ending December 31, 2019, without exception, under the provisions of SEC Rule 15c3-3 paragraph (k) (2) (i).

Respectfully submitted,

Bonnie K Wachtel

January 13, 2020

Bonnie K. Wachtel, CEO

Herbert J. Geary III
Corey N. Duncan
Roy J. Geiser
Chris A. Hall
Ronald W. Hickman
Craig A. Walter
Mark A. Welsh

TGMGROUP LLC
CERTIFIED PUBLIC ACCOUNTANTS
www.tgmgroupllc.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON EXEMPTION FOR RULE 15c3-3

To the Board of Directors and Stockholders
Wachtel & Co., Inc.
Washington, D.C.

We have reviewed management's statements, included in the accompanying Exemption Report for SEC Rule 15c3-3, in which (1) Wachtel & Company, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Wachtel & Company, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (exemption provisions) and (2) Wachtel & Company, Inc. stated that Wachtel & Company, Inc. qualified at all times during the year ending December 31, 2019, without exception. Wachtel & Company, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Wachtel & Company, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

TGM Group LLC

Salisbury, Maryland
February 17, 2020

Wachtel & Co., Inc.

1701 K Street, N.W. Suite 615
Washington, DC 20006

202-898-1144

Clearing WACL DTC 0709

SIPC
SECURITIES INVESTOR PROTECTION CORPORATION

Feb 20, 2020

Enclosed please find two (2) copies of our 2019 Audited Financial Statements and supporting schedules.

In the opinion of the undersigned, these Statements and supporting schedules are true, correct and complete.

Thank you.

Very truly yours,

Wachtel & Co., Inc.

Bonnie K. Wachtel, CEO

BKW/wlw

encl.

Distribution:

SEC (2) 100 F Street, NW Mail Stop 7010, Washington, DC 20549

SEC Regional Office (1) 1617 JFK Boulevard #520, Philadelphia, PA 19103